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                          May 11, 2022

       Frederico Chaves
       Chief Financial Officer
       Fusion Fuel Green PLC
       10 Earlsfort Terrace
       Dublin 2, D02 T380, Ireland

                                                        Re: Fusion Fuel Green
PLC
                                                            Registration
Statement on Form F-3
                                                            Filed May 5, 2022
                                                            File No. 333-264714

       Dear Mr. Chaves:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Jeffrey Gallant